

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

Via E-mail
Leonard M. Tannenbaum
Fifth Street Asset Management Inc.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

> **Re:** **Fifth Street Asset Management**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on September 22, 2014**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on September 25, 2014**
> **File No. 333-198613**

Dear Mr. Tannenbaum:

We have reviewed your registration statements and correspondences and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dividend Policy and Dividends, page 51

Distributions to Our Existing Owners, page 52

1.   We note that you expect to make distributions to the previous members of Fifth Street Management, which relates to undistributed earnings of Fifth Street Management generated through the ordinary course of business through the date of this offering. Please clarify to us whether the accrual of such distributions is presented within pro forma adjustment (g) on page 61. If not, please revise your filing to reflect the accrual for this distribution as a reorganization adjustment within your pro forma financial statements as well as reflect the distribution accrual (but not giving effect to the offering proceeds) alongside your latest historical balance sheet on page F-28. Refer to SAB Topic 1.B.3.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition, page 60

(1) Reorganization and Other Adjustments, page 60

2.   We note that as a result of the reorganization transactions and offering, the Principals will initially hold shares of Class B common stock. Please tell us the pro forma adjustment that gives effect to this transaction or revise your disclosure accordingly.

(2) Offering Adjustments, page 61

3.   In regards to pro forma adjustments (b) and (c), as presented in Annex A in your supplemental response to us dated September 24, 2014, please explain to us your basis for the $17,092 adjustment to members' equity and due to members and how these adjustments relate to the receipt and use of the offering proceeds. To the extent the offering proceeds will be used to repurchase equity awards from certain employees in Fifth Street Holdings as described in the footnote to pro forma adjustment (a) on page 60, revise your disclosure here and throughout your filing to state that fact. In addition, present any member distributions (but not giving effect to the offering proceeds) alongside your latest historical balance sheet on page F-28. Refer to SAB Topic 1.B.3.

4.   Explain to us how you deemed pro forma adjustments (d) and (e) to be presented as offering adjustments as opposed to reorganization adjustments.

5.   We note that pro forma adjustment (g) reflects the reclassification of amounts due to the previous members of Fifth Street Management, which relates to undistributed earnings generated through the ordinary course of business through June 30, 2014. Please address the following:
- Revise your disclosure to discuss how this distribution will be funded (e.g. cash, notes payable, etc.).
- Explain to us how you determined that this adjustment should be reflected as an offering adjustment as opposed to a reorganization adjustment.
- Present this distribution accrual (but not giving effect to the offering proceeds) alongside your latest historical balance sheet on page F-28. Refer to SAB Topic 1.B.3.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income, page 64

(1) Reorganization and Other Adjustments, page 64

6.   We note that pro forma adjustment (h) reflects adjustments to compensation expense associated with modification of vesting requirements in connection with the recapitalization of membership interests, as discussed in pro forma adjustment (a) on page 60 (Notes to the Unaudited Condensed Combined Pro Forma Statement of financial condition), in Fifth Street Management and FSCO GP into Holdings LP Interests. Explain to us how you determined this adjustment is consistent with Article 11 of Regulation S-X, as this would appear to be a nonrecurring charge that is not expected to have a continuing impact on your statement of income. Please advise or revise to remove this adjustment from the face of your pro forma statements of operations (pages 62 and 63) as necessary. We do not object to your disclosure and quantification of the impact to your pro forma statements of income within this footnote only.

(2) Offering Adjustments, page 64

7.   Refer to the footnote to pro forma adjustment (j) on page 65. We note that your Pro Forma Statements of Income was adjusted to reflect the reclassification from controlling interest in equity of Fifth Street Management Group to non-controlling interests in Fifth Street Holdings of the 86.0% Holdings LP Interests to be held directly by the Holdings Limited Partners. Similar to the revisions made to your Pro Forma Statements of Income, it appears that your Pro Forma Statement of Financial Condition on page 59 should also be adjusted to reflect this reclassification. Please revise your disclosure accordingly or explain to us why such revisions are not necessary.

8.   We noted pro forma adjustments (l), as presented in Annex A in your supplemental response to us dated September 24, 2014, on page 66. Please address the following:
   - In determining the weighted-average number of shares to be use in your pro forma EPS, as adjusted calculation, please revise your disclosure to show how you calculated the restricted stock units for the periods ended June 30, 2014 and December 31, 2013.
   - Tell us if the restricted stock units are considered participating securities as defined at ASC 260-10-45-61A. If so, revise your disclosures to present earnings per share under the two-class method by allocating the undistributed earnings of these instruments in your computation of earnings per share. Otherwise, explain to us why you believe this guidance is not applicable. Refer to ASC 260-10-45-68B.
   - Please revise to explain how you determined the Class A common stock outstanding upon completion of the reorganization (i.e. 50,000,000 shares), which was used when calculating pro forma EPS for the respective periods.
   - In your response, tell us how you considered Sab Topic 1.B.3 in your calculation of EPS for the periods presented.

Combined Financial Statements of Fifth Street Management Group for the period ended December 31, 2013

Combined Statements of Income, page F-7

9.   We note that you intend to present pro forma EPS data for the periods ending December 31, 2013 and June 30, 2014 on the face of your Combined Statements of Income on pages F-7 and F-29, respectively. However, your presentation should also include a pro forma tax adjustment for the respective periods. Please revise your disclosure accordingly.

10.   We note that the pro forma data presented makes a reference to footnote 12 and the pro forma data presented on your Combined Statements of Financial Condition (F-28) and Combined Statement of Income (F-29) for the six months ended June 30, 2014 makes reference to footnote 13. However, we were unable to locate footnote 12 and footnote 13 within the Notes to the Combined Financial Statements for the respective periods. Please revise as necessary.

        You may contact Yolanda Trotter at (202) 551-3472 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Hugh West for

                                        Suzanne Hayes
                                        Assistant Director